                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2002

                               GeoCan Energy Inc.
                 (Translation of registrant's name into English)

              Suite 800, 717-7th Ave SW, Calgary, AB Canada T2P OZ3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          FORM 20-F  X  FORM 40-F
                                    ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X
    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________.

[GEOCAN ENERGY INC. LOGO]

REPORT TO SHAREHOLDERS - THIRD QUARTER 2002

CORPORATE SUMMARY OF ACTIVITIES

The third quarter was the most exciting quarter in your company's history. GEOCAN had very positive results in its international operations and was successful in raising its first new equity since inception.

On November 28th the company cased its first exploration well in the Czech Republic. The well known as Postorna 1 is situated on the Breclav block in the Vienna Basin, near the Austrian border. Test results are discussed below. During the quarter the Australian public company, Carpathian Resources Limited, joined GEOCAN and its Czech partners Ceska naftarska spolecnost s.r.o. and Unigeo a.s. in the Breclav joint venture by farming in for 17.65% BPO/15% APO interest. The results of the Postorna 1 well have generated considerable interest within the investment community as well as within international oil and gas circles. On October 25th GEOCAN's wholly owned subsidiary, GEOCAN Energy CZ became fully registered and incorporated in the city of Ostrava in the Czech Republic.

On December 3, 2001, the company closed the final tranche of its Unit Offering through Research Capital Corporation. The unit was comprised of 2 flow through shares and 1 common share priced at $2.25 per Unit. Gross proceeds of $1,968,255 were raised through the issuance of 2,532,673 flow through and common shares. The proceeds will be used to further the company's ongoing exploration and development activities both in Canada and the Czech Republic. The company now has 7,903,773 basic shares outstanding.

In other activities, the company believes that it is nearing the conclusion of the NASD OTC BB 20F approval process and that the 20F application will be approved by fiscal yearend. This U.S. listing should prove invaluable in raising new equity for development of the company's assets and increase investor awareness in the larger United States market.

Subsequent to December 31st 2001, a $3,000,000 convertible debenture financing was announced with Paramount Resources Ltd. The debenture bears a 2% interest charge, is for a 2 year period and is convertible at $1.65 per share. In other business, Mr. Walter Kozak and Mr. Steve Krystofiak have joined the team on a consulting basis. Mr. Kozak will assist in the production and engineering departments and brings over 22 years of experience both in Canada and internationally, primarily in Europe. Mr. Krystofiak has over 21 years of geological experience and joins the exploration department, focusing on domestic acquisitions and prospect generation. Finally, Mr. Chris Bloomer joined the GEOCAN board of directors on February 1st, 2002. Chris brings a multifaceted knowledge base to the board with over 20 years of varied oil and gas experience both in Canada and internationally.

In January 2002, GEOCAN was recognized as the 22nd fastest growing company in Alberta by Alberta Venture Magazine. A panel comprised of Grant Thornton Chartered Accountants, EPCOR, Alberta Treasury Branches and Fraser Milner Casgrain ranked the submitting companies. Ranking was based on assessed points for categories ranging from sales growth to asset growth to export activities. A feature article on the company is highlighted in the January/February 2002 issue of the magazine and a copy of the text is also available on our website.

INTERNATIONAL

The first well in the Czech Republic (GEOCAN 64.7% BPO/55% APO W.I.) was drilled in November/December, 2001. The well was cased as a potential oil well and is a new pool discovery. The well encountered an 11m (36 feet) oil zone with 30% average porosity. There was also indications of hydrocarbons in a second zone. No evidence of an oil/water contact or gas/oil contact was found in the wellbore. The main target zone was perforated and the well flowed to surface on cleanup at an extrapolated rate of 16.8 m3/d (105 bopd) at a stable flowing pressure of 6,900 kPa (1000 psi) through a 2mm (5/64") choke.


[PHOTO]
Postorna 1 drilling - November 2001

Preparations are underway to place the well on production once the required regulatory approvals are received. An environmental study will be required prior to production startup, as per new European Union regulations adopted by the Czech Republic January 1, 2002. Also effective January 1, 2002, petroleum sales in the Czech Republic will be denominated in Euros.

Plans are being made to drill two follow up locations in 2002 after a long-term production test at Postorna 1. Plans are also being made for a 3D seismic program for the east half of the Breclav Block to delineate other drilling opportunities.

On the 37,000 acre Rostin Block, eight geological leads have been identified based on regional geological mapping. A 2D seismic program is currently being designed to evaluate these prospects.

CANADIAN OPERATIONS

At Huntoon a development infill well was drilled at 16-12-7-9W2 in December. The well was cased as a potential oil well and will be tied into the GEOCAN Huntoon battery at 11-12-7-9W2. The battery is pipeline connected for oil sales and water disposal. Expected production startup is February 1, 2002.

At Tomahawk, 2 wells were recompleted in December 2001. These wells were acquired as part of the Tomahawk Carrot Creek acquisition and were suspended at that time. New zones were recompleted in both wells with testing scheduled for January 2002.

FINANCIAL

The company produced exit volumes of 340 boepd (barrel of oil equivalent per day, natural gas converted at 6:1) in December, up 53% from 222 boepd for the same period last year. Production was distributed 58% to oil and 42% to natural gas and natural gas liquids during the nine month period.

Total company revenues for the first nine months were $2,381,247 based on average nine month prices of $4.00/mcf for natural gas, $33.31/bbl for light oil and $20.50/bbl for heavy oil. This level of revenue is up 37% when compared to $1,734,495 for the same period last year and is greater than last year's total twelve months revenues.

Royalty expenses (net of ARTC) were $375,843 or $4.42/boe for the nine month period, compared to $340,084 or $7.89/boe for the same period last year. Operating costs for the nine month period were $854,933 or $10.06/boe compared to $404,356 or $9.38/boe for same period last year.

Non-capitalized general and administrative costs for the nine months were $530,440 or $6.24/boe compared to $233,168 or $5.41/boe for the nine month period last year.

The Company credit facility of $2,500,000 had been drawn down by $1,485,000 at December 31st. Capital expenditures for the nine month period were $1,830,332 versus $1,653,218 for the same period last year. Expenditures were focused primarily on the drilling and completing of Postorna 1 in the Czech Republic, drilling of an oil well and a water disposal well at Huntoon, activities in the heavy oil core area and reactivation work at Tomahawk.

Cashflow from operating activities (after G&A) for the nine month period decreased $156,687 to $512,429 from $669,116 for the same period last year. This translates to $0.10 per share (basic) for the nine months. After tax earnings for the nine month period equaled ($100,223), after G&A, interest and DD&A..

FINAL THOUGHTS -

With new equity now in place and efforts well underway regarding the convertible debenture, the company has positioned itself to take advantage of its surplus of in house opportunities in Canada as well as the existing oil discovery at Breclav, Czech Republic. The production and reserve base in Canada continues to grow as a series of projects are being accomplished. Further drilling and additional seismic operations in the Breclav block in the Czech Republic are being finalized for later this spring and summer.

On behalf of the Board of Directors,

"Wayne Wadley"


Wayne S. Wadley
President & CEO

[GEOCAN ENERGY INC. LOGO]

Balance Sheet as at
                                                   December 31         March 31
                                                       2001              2001
                                                   -----------        ----------
ASSETS

Current
   Accounts receivable                              $  295,862        $  803,838
   Prepaid expenses                                    104,904            38,564
                                                    ----------        ----------
                                                       400,766           842,402
                                                    ----------        ----------

Capital assets - net of depletion                    5,436,514         4,232,145
Investments                                             34,000            98,880
                                                    ----------        ----------
                                                    $5,871,280        $5,173,427
                                                    ==========        ==========

LIABILITIES

Current
   Bank indebtedness                                $  130,441        $   54,089
   Accounts payable                                    626,632           673,932
                                                    ----------        ----------
                                                       757,073           728,021

Long-term debt                                       1,485,000         2,395,000
Future site restoration provision                      100,600            57,400
Future income taxes                                  1,012,872           369,814
                                                    ----------        ----------
                                                     3,355,545         3,550,235
                                                    ----------        ----------

Shareholders' Equity

Share capital (note 1)                               2,408,888         1,416,122

Retained earnings                                      106,847           207,070
                                                    ----------        ----------
                                                     2,515,735         1,623,192
                                                    ----------        ----------
                                                    $5,871,280        $5,173,427
                                                    ==========        ==========

See accompanying notes

Approved on behalf of the Board:

     "Wayne S. Wadley"                 "Brad J.S. Farris"
     Wayne S. Wadley                   Brad J.S. Farris
     Director                          Director

[GEOCAN ENERGY INC. LOGO]

Statement of Income and Retained Earnings
                                                 For the nine months ended December 31,     For the three months ended December 31,
                                                       2001                2000                   2001                 2000
                                                    -----------         -----------              --------            --------
REVENUE:

   Oil and gas sales                                $ 2,381,247         $ 1,734,495               641,680             622,730
   Less:  Royalties (net of ARTC)                       375,843             340,084                60,027             133,183
                                                    -----------         -----------              --------            --------
                                                      2,005,404           1,394,411               581,653             489,547
                                                    -----------         -----------              --------            --------

EXPENSES:

   Operating                                            854,933             404,356               292,225             163,410
   General and administration                           530,440             233,168               135,874              78,764
   Interest on long-term debt                           122,482              87,771                38,699              28,734
   Depletion, depreciation and site restoration         669,163             313,241               289,480              75,124
                                                    -----------         -----------              --------            --------
                                                      2,177,018           1,038,536               756,278             346,032
                                                    -----------         -----------              --------            --------

INCOME BEFORE INCOME TAXES                             (171,614)            355,875              (174,625)            143,515

Provision for income taxes (recovery)

   Current                                                 --
   Future                                               (71,391)            189,616               (71,391)             86,172
                                                    -----------         -----------              --------            --------

NET INCOME FOR THE YEAR                                (100,223)            166,259              (103,234)             57,343

Retained earnings, beginning of period                  207,070             162,850               210,081             271,766
                                                    -----------         -----------              --------            --------

Retained earnings, end of period                    $   106,847         $   329,109               106,847             329,109
                                                    ===========         ===========              ========            ========

After tax net earnings per share
   Basic                                            $     (0.02)        $      0.04                 (0.02)               0.01
   Diluted                                          $     (0.02)        $      0.03                 (0.02)               0.00
                                                    ===========         ===========              ========            ========

[GEOCAN ENERGY INC. LOGO]

Statement of Cash Flows

                                                            For the nine months ended       For the three months ended
                                                                   December  31,                   December 31,
                                                           ----------------------------    ----------------------------
                                                               2001            2000            2001            2000
                                                           ------------    ------------    ------------    ------------
OPERATING ACTIVITIES:
   Net income for the period                               $   (100,223)   $    166,259        (103,234)         57,343
      Adjustments to reconcile income from
        Operations to net cash provided:
           Depletion, depreciation and site restoration         669,163         313,241         289,480          75,124
           Investment writedown                                  14,880               0               0               0
           Future income taxes                                  (71,391)        189,616         (71,391)         86,172
                                                           ------------    ------------    ------------    ------------
                                                                512,429         669,116         114,855         218,639

      Change in operating assets and liabilities                394,336         (36,704)       (266,713)           (669)
                                                           ------------    ------------    ------------    ------------
Cash flows from operating activities                            906,765         632,412        (151,858)        217,970
                                                           ------------    ------------    ------------    ------------

INVESTING:
   Additions of capital assets                               (1,830,332)     (1,653,218)     (1,000,671)     (1,113,142)
   Investment in securities                                      50,000         (50,000)              0         (50,000)
   Divestment of capital assets                                       0         655,350               0         655,350
                                                           ------------    ------------    ------------    ------------
Cash flows used in investing activities                      (1,780,332)     (1,047,868)     (1,000,671)       (507,792)
                                                           ------------    ------------    ------------    ------------

FINANCING:
   Proceeds (Repayment) of long-term debt                      (910,000)        (10,000)       (610,000)       (140,000)

   Issuance of common shares                                  1,707,215         335,891       1,717,215         336,900
                                                           ------------    ------------    ------------    ------------
Cash flows from financing activities                            797,215         325,891       1,107,215         196,900
                                                           ------------    ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents            (76,357)        (89,565)        (45,314)        (92,922)

Cash and cash equivalents, beginning of period                  (54,089)        (19,350)        (85,127)        (15,994)
                                                           ------------    ------------    ------------    ------------

Cash and cash equivalents, end of period$                      (130,441)   $   (108,916)       (130,441)       (108,916)
                                                           ============    ============    ============    ============

CASH FLOW FROM OPERATING ACTIVITIES PER SHARE:

   Basic                                                   $       0.10    $       0.14            0.03            0.04
   Diluted                                                 $       0.07    $       0.11            0.00            0.02
                                                           ============    ============    ============    ============

[GEOCAN ENERGY INC. LOGO]

Notes to the Financial Statements

1. share capital

a) AUTHORIZED
Unlimited number of Class A voting common shares Unlimited number of Class B non-voting common shares Unlimited number of preferred shares issuable in series

b) ISSUED

Class A common shares balance

At December 31, 2001                                      #              $
                                                     -----------    -----------
Balance, beginning of year                             5,383,600    $ 1,416,122
Common shares issued for cash                            385,891        250,829
Flow through shares issued for cash                    2,146,782      1,717,426
Issued for purchase of oil and gas assets                      0              0
Normal Course issuers bid purchases                      (12,500)       (10,000)
Issued for cash on exercise of options                         0              0
Tax benefit renounced on flow through shares                           (714,449)
Share issuance costs                                        --         (251,040)
                                                     -----------    -----------

Total                                                  7,903,773    $ 2,408,888
                                                     ===========    ===========

c) STOCK OPTIONS AND BROKER WARRANTS

The following stock options are outstanding to Research Capital Corporation, as well as certain officers, directors, employees and consultants as of December 31, 2001.

 Balance                                                                             Exercised         Balance
 March 31       Exercise                                                               During        December 31
   2001          Price        Expiry Date               Issued       Expired         The Period          2001
----------      --------      -----------               -------      -------         ----------      ------------
      548,360    $0.47       December 4, 2005                 0            0               0           548,360
        2,360     0.34       January 24, 2005                 0            0               0             2,360
            0     0.76       November 28, 2003          209,700            0               0           209,700
            0     0.76       December 3, 2003            43,555            0               0            43,555
            0     0.74       November 29, 2006          239,657            0               0           239,657
      -------                                           -------          ---             ---         ---------
      550,720                                           492,912            0               0         1,043,632
      =======                                           =======          ===             ===         =========

[GEOCAN ENERGY INC. LOGO]

CORPORATE INFORMATION

CANADIAN HEAD OFFICE
Suite 800, 717 7th Ave S.W.
Calgary AB
T2P 0Z3
Telephone (403) 261-3851
Fax (403) 261-3834
E-mail: geocan@home.com
Website: www.geocan.com

CZECH REPUBLIC OFFICE
GEOCAN Energy CZ s.r.o.
Mistecka 329/258
7220 00 Ostrava-Hrabova
Czech Republic

BANKERS
Alberta Treasury Branch
Calgary Main Branch
239 8th Avenue S.W. Calgary AB,
T2P 1B9

Komercni banka a.s.
pobocka Ostrava-Hrabova,
Ceska republika.

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services
(formerly Montreal Trust Company of Canada)
6th Floor, 530 8th Avenue S.W.
Calgary AB, T2P 3S8

LEGAL COUNSEL
Borden Ladner Gervais, Barristers & Solicitors
1000 Canterra Tower
400 - 3rd Ave S.W.
Calgary AB T2P 1B9

AUDITORS
Davis Daignault Schick & Co.
400, 665 - 8th St S.W.,
Calgary AB, T2P 3K7

RESERVES EVALUATION CONSULTANTS
Sproule Associates Ltd
Calgary, Alberta, Canada

STOCK EXCHANGE LISTING
The Canadian Venture Exchange (CDNX)
Vancouver, B.C., Canada
Trading Symbol - GCA

BOARD OF DIRECTORS
Wayne S. Wadley C.E.T.
William C. Guinan B.B.A. M.B.A. LLB.
Garry W. Lohuis P.Eng.
Brad J.S. Farris B.Comm M.Ec.
Chris J. Bloomer PGeol.

MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis (the MD&A) should be read in conjunction with the unaudited financial statements and notes thereto for the nine months ended December 31, 2001 and notes thereto for the nine months ended December 31, 2001 and December 31, 2000 and the audited financial statements and MD&A for the fiscal year ended March 31, 2001. Where amounts are expressed on a barrel of oil equivalent (boe), gas volumes have been converted to barrels of oil at six thousand cubic feet per barrel.

OIL AND GAS PRODUCTION REVENUE

GEOCAN's oil and gas revenue increased to $2,381,247 in the first nine months of fiscal 2002 ended December 31, 2001 from $1,734,495 for the comparable nine months period last year. This was the result of increased production associated with the acquisition of the Tomahawk/Carrot Creek properties (which closed on April 30th 2001) and additional production in the Lloydminster core area, both offset by lower product prices.

Overall production increased 53% to a nine month exit rate of 340 boe/d at December 31 2001 from an exit volume of 222 boe/d at December 31, 2000. Average gas prices decreased to $4.00/mcf for the nine months from $5.03/mcf for the comparable nine month period last year. Light oil liquid prices averaged $33.31/bbl in the nine months period to December 31, 2001 compared to $37.47/bbl in 2000. Average heavy oil prices decreased to $20.50/bbl in the nine months period to December 31 2001 compared to $26.73/bbl in the same period of last year. Production was distributed 58% to oil and 42% to natural gas and natural gas liquids during the nine month period.

ROYALTIES

Royalties net of Alberta Royalty Tax Credit (ARTC) were $375,843 in the first nine months of fiscal 2002 compared with $340,084 in the same period last year. This increase is attributable to higher gross revenues associated with increased production, offset slightly by lower product prices for the nine month period versus the comparable period last year.

On a boe basis, royalty expenses were $4.42/boe down from $7.89/boe for the nine month period last year. Royalties as a percentage of production income decreased slightly to 15.8% for the nine month period in fiscal 2002 down from 19.6% for the comparable nine month period last year.

OPERATING EXPENSES

Higher production volumes and per unit operating costs resulted in operating expenses increasing to $854,933 in the nine month period ended December 31st 2001 compared to $404,356 for the same period last year. On a boe basis operation costs were slightly higher at $10.09 in the first nine months of fiscal 2002 compared to $9.38 for the comparable nine months period last year. The increase is primarily a result of workovers and regular maintenance conducted primarily in the Lloydminster and Tomahawk core areas.

GENERAL AND ADMINISTRATIVE EXPENSES

Although general and administrative expenses increased to $530,440 for the nine months period to December 31, 2001 compared to $233,168 for the same period in 2000, increases were primarily attributable to one time legal, investor communications and accounting expenses in Canada as well as those associated with the company's NASD OTC BB listing process in the U.S. Increases associated with annual third party engineering, a more significant year end audit and additions to staff were also incurred. Most of these costs are the result of a significantly larger operation. On a boe basis general and administration costs increased somewhat to $6.24/boe compared to $5.41/boe for the nine month period last year.

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation and site restoration expenses increased to $669,163 for the first nine months of fiscal 2002 from $313,241 in the same period of fiscal 2001, the result of increased production. On a boe basis this equates to $7.87/boe for the current nine month period compared to $7.27/boe for the same period last year.


INTEREST AND BANK DEBT

The Company has a credit facility of $2,500,000, of which $1,485,000 had been utilized as of December 31, 2001. The credit facility bears interest at the bank prime rate plus 1 1/2%. Interest expense increased to $122,482 for the nine months ended December 31, 2001 compared to $87,771 for the comparable period last year. Interest expense will be reduced in the final quarter as a result of funds raised through the Unit Offering completed December 3rd 2001.

CASH FLOW FROM OPERATIONS AND NET EARNINGS

Cash flow from operations decreased to $512,429 during the nine months of fiscal 2002 down from $669,116 in the nine months of fiscal 2001. Cashflow per basic share, was $0.10 per share, down from $0.14 per share for the same period last year. Pretax earnings for the nine month period equaled ($0.02) per share after G&A, interest and DD&A. While this is down from the same period last year, it reflects the cost associated with positioning GEOCAN to now exploit its surplus of in-house opportunities in Canada and the Czech Republic.

CAPITAL EXPENDITURES

Capital expenditures for the nine month period were $1,830,332 compared with $1,653,218 for the same period last year. Expenditures were focused primarily on the drilling and completing of Postorna 1 in the Czech Republic, acquisition of the Tomahawk/Carrot Creek assets, the drilling of an oil well and a water disposal well at Huntoon Saskatchewan, activities in the heavy oil core area near Lloydminster and reactivation work at Tomahawk in Alberta.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  GeoCan Energy Inc.
                                                  (Registrant)


Date: March 14, 2002                By: /s/  Wayne S. Wadley
                                       -----------------------------------------
                                                     Wayne S. Wadley
                                           President and Chief Executive Officer